

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2011

Anthony J. Cataldo
Chief Executive Officer
Oxis International, Inc.
468 N. Camden Dr., 2nd Floor
Beverly Hills, CA 90210

> **Re:**   **Oxis International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 30, 2010**
> **File No. 000-08092**

Dear Mr. Cataldo:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Istvan Benko (TroyGould PC)